United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: December 03, 2024		Director of Investor Relations

Vale day 2024
New York

VALE



Vale day 2024 New York

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results, including without limitation: (i) iron ore and agglomerates production guidance on slides 10, 16, 37, 48 and 51; (ii) portfolio composition expectations on slides 10, 38 and 50; (iii) expected capacity and start-up of Mega Hubs projects on slide 11; (iv) possibility of acquiring an additional stake in Minas-Rio and potential offtake on slide 11; (v) copper and nickel production guidance and estimates on slides 13, 63, 64, 68 and 70; (vi) fixed spending estimate and costs guidance on slides 15, 74, 75, 76 and 77; (vii) guidance for production from reused tailings on slide 16 and 48; (viii) steel production expectations by region on slide 26; (ix) transoceanic iron ore demand and supply on slides 27 and 28; (x) expectations for the mega-hub business model, with potential demand lock-in on slide 36; (xi) expectation of new agglomeration plants on slide 37; (xii) expected start-up, capacity, product composition and cost for the S11D project on slide 46; (xiii) expectation for increase the use of biodiesel in railways on slide 49; (xiv) expectations for brownfield expansion options on slide 59; (xv) expectations for commissioning, production and obtaining construction permits for the Bacaba project on slide 60; (xvi) expectations for ore milled, lower unit cost after by-product and higher copper production on slide 61; (xvii) full ramp-up of VBME project and by-product unit cost reduction on slide 62; (xviii) nickel production guidance on slides 62 and 63 ; (xix) cobalt production estimate on slide 62; (xx) copper production estimate on slides 62, 64, 69; (xxi) expected capacity and start-up for the Alemao project on slide 64; (xxii) expectations and project capacity on slide 68; (xxiii) expectations for cost efficiency on slide 74; (xxiv) capex guidance on slide 78; (xxv) forecast of cash disbursement schedule on slide 79; (xxvi) forecast extended net debt target on slide 80; (xxvii) expected normalised free cash flow return on slide 85. These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses. It include risks and uncertainties relating to the following: (a) the countries where we operate, especially Brazil, Canada and Indonesia; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; (e) global competition in the markets in which Vale operates; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F."

VALE

Vale day 2024 New York



Vale day 2024 New York

Opening remarks

Gustavo Pimenta


VALE

Vale day 2024 New York

Safety is our core value

TRIFR 1.1
Industry leader

Solid progress in 2024

+3 dams
Decharacterized, completing 53% of the program

+4 dams
Removed from emergency level

Sul Superior
Lowered from level 3 to level 2


Vale day 2024 New York

[USO INTERNO] VALE DAY 2024 – BARRAGENS EN

https://vimeo.com/take4content/review/1029351720/01a1f0e3f0

Strong deliveries in 2024...

Vale day 2024 New York

Mariana
Definitive agreement signed

Brumadinho reparation
73% complete

ESG
Ratings improvements

Start-up	Vargem Grande, Capanema[1] and VBME	*Expected* **328** Mt	Iron Ore production, upper end of revised guidance
Minas-Rio, Sohar	partnerships closed	*Expected* **~22** US$/t C1	at the low end of iron ore cost guidance
Asset Review	Being executed at VBM	**VBM Cost**	Nickel and copper well-below guidance

...paving the way for the next phase of success

[1] Commissioning

Vale 2030:

A trusted partner with the most competitive and resilient portfolio


Superior Portfolio
Trusted Partner
Performance Driven
Vale 2030

- Delivering a **high quality,** and **flexible** iron ore portfolio
- Focusing on **customer-oriented** solutions
- Accelerating **copper** growth

- Cultivating **institutional relationships**
- Generating a **positive impact** for people and nature
- Ensuring **greater trust** through **increased transparency**

- Reference in **safety** and **operational** excellence
- Securing competitiveness through a **talent-driven** and **agile** company
- Fostering **innovation** and **digital solutions**


Superior Portfolio
Vale 2030
Trusted Partner
Performance Driven

Delivering a high quality and flexible iron ore portfolio

Focusing on customer-oriented solutions

Accelerating copper growth

Vale day 2024 New York

Growing with flexibility to maximize value through-the-cycle

Vale's production (Mt)


~328
325-335
340-360
~360
Agglomerates
60-70
Blast Furnace
Direct Reduction
2024E
2025
2026
2030
2030

Average portfolio by 2030

63-64%

Fe content

Advancing on our strategy through partnerships

Mega Hubs

Iron ore concentration plant in partnership with Jinnan Group

~12 Mt of high-grade concentrates
Start-up by 2027

Agreements in 5 countries

Minas-Rio

Access to 3.8 Mt of high-quality pellet feed

Option to acquire an additional 15% interest

~15 Mtpy potential offtake in the long term

Accelerating copper growth in Carajás


Salobo Hub
Reserva Biológica do Tapirapé
Alvo 48
Alfa 4
Floresta Nacional do Tapirapéaquiri
Salobo
North Hub
Paulo Afonso
Cururu
Vila Paulo Fonteles
Serra Pelada
Breves
PGG
Alemao
Alemão Hub
Parauapebas
Eldorado dos Carajás
XIKRIN DO RIO CATETE
South Hub
Estrela
Baouri
118
Baoaba
CR 88
Cristalino
Sossego UG
Sossego
Barao
Visconde
Borrachudo
Canaã dos Carajás
155
Ourilândia do Norte
N
0km
20km

South Hub
anticipate the development of existing projects

North Hub
accelerate the development of Paulo Afonso

Small deposits
advance projects through accretive partnerships

Potential to accelerate copper production

~350kt

Current production rate

↓

420–500kt

with Bacaba and Alemão by 2030

↓

~700kt

2030–35

Accelerated growth with Paulo Afonso, 118 and small deposits (ex-Hu'u)


Superior Portfolio

Future Alemão project, Pará,Brazil


Superior Portfolio
Trusted Partner
Performance Driven
Vale 2030

Reference in safety and operational excellence

Securing competitiveness through a talent-driven and agile company

Fostering innovation and digital solutions

Vale day 2024 New York

Laser-focused on securing cost competitiveness

C1 cash cost, nominal terms (US$/t)[1]


22.3
~22
20.5-22
<20
18-19.5
2023
2024
2025
2026
2030

[1]Iron ore fines C1 cash cost – ex. 3rd-party purchase (US$/t). Considering BRL@5.50 for 2025, 2026 and 2030.

Key Levers

- **Digital solutions and efficiency program**
- **Fixed cost dilution as volumes rise**
- **Higher volumes from the Northern System**
- **Higher share of agglomerates**
- **De-specification program**

Performance Driven

2030

C1: US$ 18-19.5/t

All-in: <US$ 50/t



Gelado Project

MINING REINVENTED:
creating value through circularity

Performance Driven

Production from reused tailings in 2024

~10 Mt

Production from reused tailings in 2030

30+ Mt

Note: Tailings and waste piles



Superior Portfolio
Performance Driven
Trusted Partner
Vale
2030

Cultivating institutional relationships

Leaving a positive impact for people and nature

Ensuring greater trust through increased transparency

Sharing value with society

Trusted Partner

Leader in mining decarbonization	Enabling safer mining	Prompting a talent-based diverse workforce	Supporting indigenous communities	Empowering communities	Fostering biodiversity
100% renewable energy in Brasil	**-60%** in high-potential injuries vs. 2019	**26%** women in the workforce	**5** out of **11** indigenous communities engaged for UNDRIP[1]	**~50,000** people beneffited in projects targeting extreme poverty	**800k ha** under protection in the Carajás Mosaic

Investments in the last 5 years[2]:

~R$ 20 billion

in **socio-environmental** initiatives

[1]UN Declaration on the Rights of Indigenous Peoples. Considering only Brazil. [2]From 2019 to 2023, excluding Brumadinho disbursements.

Clique para adicionar uma anotação

Vale day 2024 New York

[USO INTERNO] VALE DAY 2024 - MEIO AMBIENTE EN

https://vimeo.com/take4content/review/1029403211/620532c226

Continuously improving our ESG rating

Trusted Partner

Vale's ESG rating[1]	2018	2019	Today[2]
Sustainalytics (the lower, the better)	36.5[3]	54.5	29.4
ISS Governance (the lower, the better)	8	10	1
MSCI (AAA highest / CCC lowest)	B	CCC	B
DJSI[4] (the higher, the better)	45[5]	45	46
Moody's (the lower, the better)	NA	NA	CIS-2[6]

[1] There may be methodological differences between the periods analyzed. [2] As of Oct. 13, 2024. [3] Note as per history shared by Sustainalytics with Vale in May 2024. The oldest Sustainalytics report available to us, which most closely aligns with the current methodology, is from July 2019. [4] Dow Jones Sustainability Index World. Also known as CSA (S&P Global's Corporate Sustainability Assessment). [5] Vale completed the questionnaire for the first time in 2018. After Brumadinho, the 2018 score was reviewed and decreased from 57 to 45. [6] Neutral-to-low rating, improved in comparison to 2021 (highly negative or CIS-4).

Building success with the right people and culture

Vale day 2024

Vale day 2024 New York

Opening remarks

Thank You

Iron Ore Solutions

Rogério Nogueira

Iron Ore Solutions


5202

Demand fundamentals

Short-term strategy

Long-term strategy

Vale day 2024 New York

Iron Ore Solutions



Demand fundamentals

Supported by secular trends

Short-term strategy

Long-term strategy

Vale day 2024 New York

Steel demand is backed by secular trends

Steel production by region (Mt)



~1,910
~1,940
~2,100
~2,350
~1,020
~1,010
~970
~940
2024
2025
2030
2040
China
India
MENA[1]
SEA[2]
Others

Steel drivers

- Urbanization and steel intensity
- Population & economic growth
- Energy Transition
- Reshoring

[1] Middle East and North Africa. [2] Southeast Asia.

Iron ore demand to hold steady in the coming years

Seaborne iron ore demand (Mt)


~1,550
-145
120
20
~1,545
2024
China
SEA, MENA & India
Others
2030

China

- **Soft decline in seaborne demand** ongoing, but still **at a high level**
- Gradual **rise of scrap consumption**

SEA, MENA and India

- **SEA:** new blast furnaces start-up, demanding seaborne iron ore
- **MENA:** growing demand for direct reduction feed and agglomerates
- **India:** slight increase in seaborne demand

Supply challenges are consistently underestimated

Seaborne iron ore supply (Mt)



~1,600
~320
~150
~365
~1,495
~1,545
2024
Depletion[1]
Operations w/ cost >US$90/t[2]
Projects w/ incentive price <$90/t[3]
2030 (supply at US$90/t)
2030 (demand)

Volume and quality depletion

Complex licensing processes

Higher incentive prices for replacement projects

[1] Assuming an average annual depletion rate of ~3%, meaning an average Life of Mine (LOM) of 30 years based on the current supply. [2] Including Chinese ores. 3 Including greenfield projects and replacement projects.

Adjusting the portfolio for value optimization alongside the decarbonization journey

Phase 1

Traditional steelmaking routes



Adjusting porfolio for market reality and decarbonization pace

Portfolio optimization

Phase 2

New steelmaking routes



Developing solutions to provide security of supply to new steelmaking processes

Portfolio re-design

Decarbonization journey

Iron Ore Solutions


5202

Demand fundamentals

Short-term strategy

Maximizing value creation

Long-term strategy

Vale day 2024 New York

Optimizing our portfolio in response to market needs

Market dynamics (price and premium) require **different strategies**

Quality specs should be adjusted according to market scenarios

Portfolio decisions should be centered on **value optimization**

Vale's flexible portfolio strategy


Iron ore price
High
Low
Maximize production
Prioritize high-grade products
Prioritize low-cost products
Optimize high-grade portfolio
Low
High
Steel margins

Our portfolio offers flexibility to hit the sweet spot in blast furnace ironmaking

Al_2O_3/SiO_2 relation[1]



% Al₂O₃
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
High alumina & low silica
High alumina
High silica & alumina
Vale's iron ore fines
Australian/Indian iron ore fines
High silica
High-silica products
(SiO₂ >12%)
SSFT
IOCJ
BRBF
PFC1
Ideal sintering zone
1,5
2,0
2,5
3,0
3,5
4,0
4,5
5,0
5,5
6,0
6,5
7,0
7,5
8,0
% SiO₂

[1] Limit proportion between Al_2O_3 and SiO_2 percentages for an efficient sintering and blast furnace operation.

Flexibility supported by integrated supply chain, bringing our mines closer to clients

Vale day 2024 New York

Vale's extended supply chain


Europe
~3 Mtpy
Oman
~12 Mtpy
~10 Mtpy
~10 Mtpy
China
~13 Mtpy
>120 Mtpy
Brazil
>125 Mtpy
~50 Mtpy
~25 Mtpy
Malaysia
Capacity (Mt)
Concentration
Blending
Agglomeration

20 blending ports world-wide, **reducing time to market**

~150 Mtpy of concentration capacity to offer optimized portfolio

Leader in agglomerates market (pellets and briquettes)

Iron Ore Solutions


5202

Demand fundamentals

Short-term strategy

Long-term strategy

Developing solutions to new steelmaking processes

Vale day 2024 New York

Part of the upstream steelmaking chain will relocate to regions with cost-competitive energy

Decarbonization trend

Typical mining and steel chains

Brazil			Europe, Asia	
Mining	Concentration	Pelletizing	Reduction (BF/DR[1])	Steelmaking
Vale	*Vale*	*Vale*	*Client*	*Client*

New chain configuration with Mega Hubs

Brazil	Mega Hubs			Europe, Asia
Mining	Concentration	Briquetting	Reduction (DR)	Steelmaking
Vale	*Vale*	*Client*	*Client*	*Client*

Miners need to provide supply security and solutions to new steelmaking processes

Mega Hubs business model designed to speed-up implementation and provide capital efficiency

Agreements signed for studies in 5 countries[1]

7 advanced discussions with customers, with 2 FIDs in 2025

Locking-in potential demand of 30+ Mt of DR feed in the next decade

Asset-light business model

Concentration plants 4.5 Mtpy	*Partnerships for fast and cost-efficient implementation under tolling model*
Briquetting plants 3.75 Mtpy	*Partnerships with customers that may invest in and operate, reducing Vale's capital requirements*
DRI/HBI Plants 2.5 Mtpy	*Customers investment*

[1] Oman, Saudi Arabia, UAE, US and Brazil.

Filling agglomerates' supply–demand gap

Pellets and briquettes production (Mt)



~38
38–42
45–50
60–70
Direct reduction agglomerates
Blast furnace agglomerates
2024
2025
2026
2030

DR agglomerates share will grow as the industry shifts to direct reduction route

Increasing feed availability

- Production plan adjustments
- Minas-Rio offtake
- New Sohar concentration plant
- Mega Hub concentration plants

New agglomeration plants

- Tubarão plants ramp-up
- US briquette plant
- Mega Hub briquette plants

Delivering a flexible and superior portfolio

- Iron ore supply will require **price above US$ 90/t to match demand**
- Vale will focus on portfolio and supply chain flexibility to **maximize value**
- We are partnering with clients for decarbonizing **ironmaking through the Mega Hubs strategy**

Vale's product portfolio – Base Case (%)


%Fe sales
~62.3%
~62.5%
~63%
63–64%
Others
High-silica
IOCJ, BRBF & Pellet Feed
Agglomerates
~11%
~15%
~62%
~12%
~15%
5–10%
62–67%
~13%
~12%
<5%
~70%
~13%
~8%
<2%
~70%
~20%
2024
2025
2026
2030

Iron Ore Solutions

Thank You

Vale day 2024 New York

Iron Ore Operations

Carlos Medeiros

Safety drives operational excellence

+423% vs. 2023

N3[1] record

reinforcing the preventing mindset

–46% vs. 2023

Process safety events[2]

through preventive actions and critical controls integrity

–33% vs. 2022

LTIFR[3]

focusing on preventing accidents


VALE

[1] 10M24 figures compared with 2023. N3 are events with high potential that causes first-aid injuries and/or with no loss. By registering them, Vale learns and carries out preventive actions to avoid N1 and N2 events. [2] 10M24 figures compared with 2023. Process safety events that generate an unplanned or uncontrolled release of hazardous material or energy involving equipment or operating assets. [3] 10M24 figures. Lost Time Injury Frequency Rate measures the number of accidents at work that result in more than three days lost for every million hours worked.


Vale day 2024
New York
[USO INTERNO] VALE DAY 2024 - EXCELENCIA EN
https://vimeo.com/take4content/review/1029399993/da58b00866

Identifying and monitoring deviations to enhance reliability

Corrective maintenance ratio

S11D operations, 2022 = 100 (the lower the better)


100
59
36
2022
2023
2024[1]
Mid-term

Early detection of failures through integrated monitoring

Optimizing preventive maintenance planning



[1] 10M24 figures.

Improving asset integrity strategy to maximize availability

S11D: Combined assets' maintenance

Maintenance interval raised from 4 to 5 weeks

+6% Truckless physical availability
Reduction of planned shutdowns

+10% Truckless physical productivity
Synchronization of shutdowns providing greater system uptime

+7% Conveyor belt productivity
Longer simultaneous operation increasing ore transportation



S2
S1
S4
S3
Truckless
Conveyor belt
Secondary crushing
TCLD - Serra Sul
Plants

Iron ore production (9M24)

+4.5 Mt y/y



[USO INTERNO] VALE DAY 2024 - PROJETOS EN

https://vimeo.com/take4content/review/1029350405/135da31b87



Capanema stockyard

Capanema commissioning ahead of schedule

4Q23 ✓ **Tubarão Briquette Plant** **+6 Mtpy**

Commercial production ramping-up

Sep 2024 ✓ **Vargem Grande 1** **+15 Mtpy**

Improving iron content by 2% in the Complex

80% of tailings to be dry-stacked

Nov 2024 ✓ **Capanema** **+15 Mtpy**

Hot commissioning started in Nov 2024

Natural moisture production

Flexible operation with low cost (< US$20/t)

2H26 ⧗ **S11D +20** **+20 Mtpy**

65%Fe iron ore production

Lowest cost operation (US$ <14/t)

Note: Projects already included in Vale's production plan.

Superior operational performance

- Circular
- Decarbonized
- Client-focused

Vale day 2024 New York

Embracing circularity and creating new business models

Production[1]
(Mt Iron ore)



30+
~10
2024
2030
(potential)

- ***De-risking production plan***
- ***Clearing licensed operational areas***
- ***-5% CO_2 emissions vs. usual operations[2]***

Waste-to-value program

Tailings reprocessing	**Gelado:** Producing high-quality pellet feed by reprocessing 37+ years of tailings at Serra Norte
Waste processing	**Serrinha:** high-Fe waste processing to produce iron ore and eliminate structures with low cost
Coproducts	**Block factory and sustainable sand & cement:** Creating coproducts from waste and transforming tailings into viable high-quality products

Vale day 2024 New York

[1] Already included in Vale's production plan. Including fines and ROM. [2] Average emission reduction for program initiatives.

Leveraging Brazil's competitive edge for decarbonizing our operations

Carbon emission intensity[1] – 2023

kg CO_2 eq./t iron ore


19.8
10.9
10.5
8.7
8.3
Peer 1
Peer 2
Peer 3
Peer 4
Vale

Ongoing initiatives (non-exhaustive)

Trucks: ethanol and electric equipment

- 250+ trucks: High-power engine retrofit technology in development
- After 2030: BEVs under development by OEMs, with scalability

Railways: biodiesel

- Pilot tests to increase biodiesel content to 25% by 2028

Innovative Processes

- Improve our furnaces thermal efficiency to reduce the anthracite usage

Source: CRU and Vale analysis. [1] Including scope 1 and 2 emissions of fines operations.

Enhancing our portfolio to meet clients' needs through operational upgrades

Conceição II plant: Orion Project

Increasing high-quality production

Greater predictability of run-of-mine
Processing plant setup optimization

Specialized process control systems
Real-time control of mineral treatment process

Standardization and process control
Reliable and consistent results combined with innovative solutions

A model to be replicated
Roll out planned for Brucutu's lines

Conceição II production[1] (Mt)



9
10
12
Direct reduction pellet feed
5
8
9
2023
2024
Mid-term

[1] Already included in Vale's production plan.

Scaling up operational performance momentum

- Management model implementation bearing fruit
- Strategic projects to expand iron ore production and quality
- Accelerating initiatives to take our operations to the next level

Iron ore production (Mt)


~328
325–335
340–360
~360
2024
2025
2026
2030

Vale day 2024 New York

Iron Ore Operations

Thank You

Vale day 2024 New York

Energy Transition Metals

Shaun Usmar

A business with significant potential and optionality

A differentiated resource endowment	Allowing a specific strategic positioning for copper, polymetallics, and nickel
Competitiveness improvement	With a portfolio of assets in the right path to deliver its potential and provide optionality
Focus to deliver our aspiration in copper	Leveraging on the pipeline of projects and the potential in Carajás
With the organization set to deliver	Designed to deliver our priorities and value through an agile organization

Significant endowment with substantial value potential



2.6
Mt
1.3%
3.0
Mt
1.6%
2.3
Mt
1.5%
27.6
Mt
0.6%
6.6
Mt
1.4%
14.1
Mt
0.9%

Mineral Reserves & Resources[1,2,3,4]

Copper
Nickel

Bubble size: contained metal
% Average metal grade



Nickel
Poly metallic
Copper

Grant a competitive business...

... and accelerate Copper growth

[1] As of December 31, 2023, as per Vale Form 20-F. [2] Reflecting the total resources (reserve + resource, including inferred). [3] Mineral Resources are not mineral reserves and do not have demonstrated economic viability at this time. [4] Figures refer to VBM's ownership (33.9% of PTVI, 80% Hu'u and 100% for Canadian and Brazilian assets).



Safety and risk management are an integral part of our daily routine

TRIFR


3.0
2.3
1.9
2.0
2021
2022
2023
2024[1]

High Potential Recordable Injuries (N2)[2]


6
4
6
4
2021
2022
2023
2024[1]

[1] Year-to-date as of Oct 31. [2] Number of events.

Capability drives performance…

Salobo

plant


2023
2024[1]

+13%

Ore milled (Mtpy)

Sudbury

plant


2023
2024[1]

+13%

Ore milled (Mtpy)

Sossego

mine productivity


2023
2024[1]

+25%

Truck utilization (t/h)

Voisey's Bay

mines ramp-up


2023
2024[1]

+170%

Ore mined from U/G mines (Mtpy)

Note: Projects already included in Vale's production plan
[1] 2024 year forecast as of October 31st, 2024.

Shaping a competitive business



Unlocking Salobo copper potential


POWERED BY
VRIFY

A long-life, expandable, world-class asset

Mine & mill productivity

- Ramp-up of Salobo 3 and feed grades stability
- Higher utilization of equipment

Brownfield expansion options

- Coarse particle flotation: 20-30+ ktpy
- Salobo 3 ½: 20 ktpy

Resource potential

- Potential to add significant resources through additional in-depth drilling
- Enables further extending the life of the asset – design and optimization

Sossego life extension

Vale day 2024 New York

Mine plan review

- Additional ore from Sequeirinho pit, offsetting mine depletion
- Increase in mine equipment productivity

Bacaba licensing

- Public hearings held in October
- Construction License is expected to be granted in the coming months
- Start-up expected in 2028
- ~60 ktpy of copper – replacement of Sossego mines

Fill the mill

- Development of near mine deposits to maximize ore to mill
- 1st deposit: 8-20 ktpy

Sudbury "fill the mill"

Ore milled
Mtpy



~4
~5.5
~7
2024
2025
2027

From 2024 to 2027

40% decrease in unit costs
after by-products

~30% increase in copper production

Short-term payback projects

- Low CAPEX projects that add lower grade ore tons

Mining strategy

- Change in cut-off grades and extraction strategies
- Increase in mine development to support increase in production and lower costs

Clarabelle mill expansion

- Debottleneck to process increased mine production

Continued ramp-up of VBME

Vale day 2024 New York

Start-up of Eastern Deeps

The bulk material handling system has successfully commenced operations

Full ramp-up of VBME project expected by 2026

~45 ktpy nickel; ~20ktpy copper; 2.6 ktpy cobalt

~15% reduction in unit costs after by products from 2024 to 2026



Improving competitiveness in nickel

Nickel production – ktpy



~160
PTVI
~153 kt
ex-PTVI
160–175
5–15
10–15
0–5
175–210
20–25
0–15
210–250
2024
2025
VBME ramp-up
Onça Puma Furnace 2
Other
2026
Sudbury fill the mill
Downstream maximization
2030

Fixed cost dilution

- Unlock own-sourced tons in Sudbury
- Conclude Voisey's Bay transition
- Deliver Onça Puma second furnace

Maximize downstream utilization

- Additional own-sourced ore
- 3rd-party feed, according to market conditions

Unlocking copper tons from current assets

Copper production – ktpy


~345
340–370
350–380
30–50
15–25
20–30
5–15
420–500
+70–120 kt from 2026–30
2024
2025
2026
Salobo
Sossego
Canada
Alemão start-up
2030

Sossego mine replacement

- Bacaba start-up expected in 2028
- Working on mine productivity to offset depletion
- Additional tons from smaller deposits to fill the mill

Brownfield expansion options at Salobo

- Increase in plants productivity through feed stability
- Increase plant capacity through brownfield options

Alemão

- Start-up expected in 2030
- Capacity: 60–70 ktpy of copper; 105 kozpy of gold in copper concentrates



Fast-tracking copper growth

Creating the right pathway for accelerated expansion

Vale day 2024 New York

Carajás basin compares relatively well to large Andean deposits

Copper Mineral Reserves & Resources



Cu grade – %
1.0
0.8
0.6
0.4
0.2
1
2
3
4
5
6
7
8
Resources & Reserves – Bt
Vale's Carajas basin[1]
Large Andeans (incl. Chile)[2]
Size: Copper contained in Reserves & Resources

> 20 Mt copper contained at competitive grades

0.63% Cu vs. 0.46% industry average

Bulk logistics infrastructure

mine–railway–port

Resources potential

for further project development

[1] Comprises current Carajás Basin resources including Salobo, Sossego, Alemão and Paulo Afonso deposits, as of December 31, 2023, as per Vale Form 20-F. [2] Refers to deposits with more than 10 Mt of contained copper, comprising Collahuasi, Escondida, El Teniente, Queblada Blanca, Cerro Verde, Los Bronces (including underground), Toquepala, El Abra, Andina, Los Pelambres, Radomiro Tomic, Nueva Union, Chuquicamata, Centinela and Quellaveco.
Source: Vale and S&P Capital IQ.

Accelerating copper growth in Carajás


Salobo Hub
Reserva Biológica do Tapirapé
Alvo 48
Alfa 4
Floresta Nacional do Tapirapéaquiri
Salobo
North Hub
Paulo Afonso
Cururu
Vila Paulo Fonteles
Serra Pelada
PGG
Breves
Alemao
Alemão Hub
Parauapebas
Eldorado dos Carajás
XIKRIN DO RIO CATETE
South Hub
118
Sossego UG
Sossego
Baoaba
Barao
Baouri
Visconde
CR 88
Borrachudo
Estrela
Cristalino
Canaã dos Carajás
155
Ourilândia do Norte
N
0km
20km

South Hub
anticipate the development of existing projects

North Hub
accelerate the development of Paulo Afonso

Small deposits
advance projects through accretive partnerships

Bringing projects forward



2028
2029
2030
2031
2032
2033
2034
2035+
South Hub
North Hub
Small deposits

Cristalino[1]
60–70 ktpy
LOM: ~20 Years

118 Project[1]
60–70 ktpy
LOM: ~10 Years

Paulo Afonso
70–100 ktpy
LOM: ~20 Years

Small deposits
35–45 ktpy
LOM: 5–10 Years

Note: LOM as known as life of mine.
[1] Additional plant capacity supported by 118 and/or Cristalino.

Potential to accelerate copper production



Copper production – ktpy
420–500
Current plan 2030
Ramp-up of Alemão and brownfield initiatives
70–100
Paulo Afonso
North Hub
60–70
Additional plant capacity supported by 118 and/or Cristalino
South Hub
35–45
Small deposits
~700
Accelerated growth
Accelerated strategy

Target to achieve new plan capacity before

2035

Copper ambition enablers

Exploration Drilling and R&D

- Advance on drilling and scoping studies
- Define deposits suitable for partnership strategy
- Accelerate the engineering development

Processing capacity

- Develop additional processing capacity

Licensing

- Obtain license & permits on time for all projects


Nickel
Poly
metallic
Copper

Copper

Baseline of
420-500 ktpy by 2030

Accelerate copper growth in Carajás region

Polymetallic

Pursue additional copper tons...

...while contributing for all-in cost reduction

Nickel

Stable production at
210-250 ktpy by 2030

Pursue a competitive business through-the-cycle

Vale day 2024 New York

Vale day 2024 New York

Energy Transition Metals

Thank You


Vale day 2024 New York

Finance

Murilo Muller

Securing cost discipline through efficiency program

Fixed spending – Iron Ore Solutions (US$ bn)[1]


6.3
-0.1
0.2
-0.3
6.1
-0.1
0.4
-0.5
6.0
2023
FX and inflation²
New assets and new way to operate
Efficiency program
2024
FX and inflation³
New assets and new way to operate
Efficiency program
2025
Increasing adherence to production plan

Cost Efficiency Program

- Accelerated cost savings
- Optimization of purchase specifications
- Digital solutions for a leaner organization
- Continued overhead efficiency

[1] Assuming BRL FX @5.28 in 2024 and @5.50 in 2025. [2] Including FX (US$ –0.3 bn) and inflation (US$ 0.2 bn). [3] Including FX (US$ –0.2 bn) and inflation (US$ 0.1 bn).

Costs have gone up across the iron ore industry in the past years

Peers' C1 cash cost (US$/t)[1]



12.9
17.7
14.1
19.3
13.3
21.5
2018 2023
Peer 1
2018 2023
Peer 2
2018 2023
Peer 3

Vale's C1 cash cost (US$/t)[1]



13.1
2.0
1.6
5.3
1.0
-1.7
0.6
~22
2018
FX and inflation
Geological inflation
New way to operate
Lower volumes and mix
Efficiency initiatives
Others
2024

[1] Iron ore fines C1 cash cost – ex. 3rd-party purchases (US$/t). [2] Considers the net effect of FX (US$ -3.7t) and inflation (US$ 5.7/t) between 2018 and 2024.

Our goal is to deliver C1 in the US$ 18–19.5/t range by 2030

Vale's C1 cash cost, nominal terms (US$/t)[1]



22.3
~22
20.5–22
<20
18.0–19.5
2023
2024
2025
2026
2030
~22
1.5
0.7
Controllable effects
~US$ -5/t
-3.1
-2.0
18.0–19.5
2024
FX and inflation 2
Geological inflation
Efficiency program
Higher volumes and mix
2030

[1] Iron ore fines C1 cash cost – ex. 3rd-party purchase (US$/t). Considering BRL@5.50 for 2025, 2026 and 2030. [2] Considering an annual inflation rate of ~3% for Vale's average basket and an exchange rate of BRL 5.50 to USD in 2030 (real terms), adjusted for long-term inflation differentials between US and Brazil.

Competitiveness through the cycle

Costs guidance (US$/t)[1]

		2024	2025	2026	Main assumptions for 2026
Iron ore	C1	~22	20.5–22	< 20	• Higher volumes and fixed cost dilution • Efficiency program • Better portfolio mix[2]
	All-in	~57	53–57	50–54	
Copper[3]	All-in	~2,900	2,800–3,300	3,200–3,700	• Asset review initiatives in place • Postponed Bacaba start-up and Sossego depletion • Lower grades at Salobo
Nickel	All-in	~15,900	14,000–15,500	12,500–14,000	• Asset review initiatives in place • VBME ramp-up and decrease in 3rd-party purchase • Portfolio optimization

[1] Assuming BRL FX @5.50 in 2025 and 2026. [2] Considering all-in premium of US$ 3–4/t in 2025 and US$ 4–6/t in 2026.
[3] Considering the gold prices of US$ 2,470/tr. oz. for 2024, US$ 2,485/tr. oz. for 2025 and US$ 2,211/tr. oz. for 2026

Stable capex while balancing accretive growth

CAPEX (US$ bn)


~6.1
~6.5
~6.5
Growth
Sustaining
~1.7
~4.4
2.0–2.5
4.0–4.5
2.5–3.0
3.5–4.0
Energy Transition Metals
Iron Ore Solutions
2024
2025+
Business breakdown

Controlled and efficient capex to sustain production

Assets optimization

Accretive growth opportunities

Performing on our commitments

Vale day 2024 New York

Expected cash disbursement schedule (US$ bn) [1, 2]

	4Q24	2025	2026	2027	2028	2029	2030	'31–35 Avg.	
Decharacterization[3]	0.1	0.5	0.5	0.4	0.3	0.2	0.3	0.2	Stable cash outlays
Brumadinho agreements[4]	0.5	0.8	0.7	0.3	0.2	0.1	0.1	<0.1	73% of Reparation Agreement completed by Nov/24
Samarco agreement[5]	0.7	2.0	1.1	0.5	0.4	0.3	0.3	-	Considering Samarco will fully fund the reparation from 2031 onwards
Incurred expenses	0.3	0.4	0.4	0.3	0.4	-	-	-	Gradual reduction throughout the years
Total	1.6	3.7	2.6	1.6	1.3	0.7	0.7	0.2	

[1] Estimated cash outflow for 2024–2035 period, given BRL-USD exchange rates of 5.4481 and amounts stated in real terms. [2] Amounts stated without discount to present value, net of judicial deposits and inflation adjustments.
[3] Estimated annual average cash flow for Decharacterization provisions in the 2028–2035 period is US$ 248 million per year. [4] Disbursements related to the Integral Reparation Agreement ending in 2031. [5] Includes estimates of Samarco's contribution to the Mariana settlement

Comfortable with our current expanded net debt target

Expanded net debt (US$ bn)


Expanded net debt target range
US$ 20 bn
US$ 10 bn
14.2
4.6
9.5
0.1
2.4
4.7
16.5
Gross debt and leases
Cash, cash equivalents and short-term investments
Net debt
Currency swaps
Brumadinho provisions
Samarco & Renova Foundation provisions
Expanded net debt

Disciplined capital allocation

- **Current target will continue to guide the company in the next cycle**
- **Remaining committed to dividend policy**
- **Extraordinary dividend subject to cash generation and expanded net debt**

Finance

Thank You


Vale day 2024 New York
CFO
Marcelo Bacci

Navigating the waves:
ensuring competitiveness through-the-cycle

Commodities across major sectors


% deviation from long-term trend
Iron Ore
Copper
Brent
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
1923
1940
1960
1980
2000
2023

Source: World Bank

Solid position in the 1st quartile of the global cost curve

Technology and innovation as essential enablers

Right incentives shaping performance culture

Iron ore cost curve (US$/t)


IO Price
P50
P75
P90
200
150
100
50
0
13
14
15
16
17
18
19
20
21
22
23
24

Source: Woodmac

Disciplined approach to capital allocation

Balancing growth and shareholder returns

Investments
- Efficient capex execution
- Right boundaries for growth
- Solid returns through-the-cycle

Shareholder returns
- Adequate risk-adjusted shareholder remuneration
- Dividends and buybacks

Balance sheet
- Strong liquidity
- Target leverage to consider challenging cycle moments

Vale trades at a sizable discount vs peers

Well positioned to deliver significant returns

EV/EBITDA F12M[1]



5 Years peers avg. (5.1)x
7
6
5
4
3
2
nov-19
nov-20
nov-21
nov-22
nov-23
nov-24
5.5x (BHP²)
5.2x (FMG)
4.7x (Rio)
3.9x (Vale³)

2030 normalized Free Cash Flow yield, real terms *(%)*[3, 4]

Nickel / Copper price (US$/t)	Iron ore price (US$/t): 90	100	120
14k / 7k	6%	12%	23%
16k / 9k	8%	14%	25%
18k / 11k	11%	16%	28%

Source: Bloomberg. November 29th, 2024.
[1] Analysts consensus EBITDA F12M [2] Including Samarco provisions [3] Including provisions for Samarco and Brumadinho [4] Using market cap of November 29th, 2024

Vale trades at a sizable discount vs peers

Well positioned to deliver significant returns

EV/EBITDA F12M[1]



5 Years peers avg. (5.1)x
7
6
5
4
3
2
nov-19
nov-20
nov-21
nov-22
nov-23
nov-24
5.5x (BHP²)
5.2x (FMG)
4.7x (Rio)
3.9x (Vale³)

Closing the gap

- Cost competitiveness
- Consistent deliveries
- Accretive growth
- Healthy shareholder remuneration
- Right ESG credentials

Source: Bloomberg. November 29th, 2024.
[1] Analysts consensus EBITDA F12M [2] Including Samarco provisions [3] Including provisions for Samarco and Brumadinho.

CFO

Thank You

Closing

Gustavo Pimenta

Key takeaways


Superior Portfolio
Trusted Partner
Performance Driven
Vale
2030

- Safety is our core value
- Securing cost competitiveness across all businesses, through the cycle
- Flexible iron ore portfolio to maximize value
- Fast-tracking copper growth with accretive projects
- Be a trusted partner for key stakeholders and society

Vale day 2024 New York

Vale day 2024 New York

Thank you



Q&A



Vale day 2024 New York

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